                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                            -----------------------

                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the fiscal year ended        DECEMBER 31, 1998
                                 ------------------------------------
                                       or
[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number   33-           (AmeriSource Health Corporation)
                              ---------------


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA  19355

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERISOURCE HEALTH CORPORATION
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA  19355

                            AmeriSource Corporation
                            Employee Investment Plan

                Financial Statements and Supplemental Schedules

                     Years ended December 31, 1998 and 1997



                                    Contents

Report of Independent Auditors............................................. 1

Audited Financial Statements

Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1998.................................. 2
Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1997.................................. 3
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1998....................... 4
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1997....................... 5
Notes to Financial Statements.............................................. 6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes..................10
Line 27d--Schedule of Reportable Transactions..............................11
Signatures.................................................................12
Exhibit Index..............................................................13

Exhibits

Consent of Independent Auditors............................................ 1

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/Ernst & Young LLP


June 24, 1999

                            AmeriSource Corporation
                            Employee Investment Plan

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1998

                                                                                                                       FIDELITY
                                                        FIDELITY        FIDELITY                      FIDELITY        RETIREMENT
                                      FIDELITY           EQUITY-      INTERMEDIATE    FIDELITY      ASSET MANAGER    MONEY MARKET
                                    MAGELLAN FUND     INCOME FUND       BOND FUND   OTC PORTFOLIO       FUND           PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $21,430,570       $9,082,813       $2,726,839     $2,145,492     $1,059,415       $6,801,071
  Common stock funds                           -                -                -              -              -                -
---------------------------------------------------------------------------------------------------------------------------------
Total investments                     21,430,570        9,082,813        2,726,839      2,145,492      1,059,415        6,801,071

Receivables:
 Participants' contribution               92,905           55,162           19,082         21,326         13,536           33,184
 Employer's contribution                 501,857          262,346           98,443        101,809         62,355          185,700

Total receivables                        594,762          317,508          117,525        123,135         75,891          218,884
Assets available for benefits        $22,025,332       $9,400,321       $2,844,364     $2,268,627     $1,135,306       $7,019,955
=================================================================================================================================

                                                                                                        FIDELITY
                                      AMERISOURCE          IKON          UNISOURCE       FIDELITY      SPARTAN U.S.     FIDELITY
                                      CORPORATION       CORPORATION     CORPORATION      OVERSEAS     EQUITY INDEX      FREEDOM
                                      STOCK FUND        STOCK FUND      STOCK FUND         FUND           FUND        INCOME FUND
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $         -       $        -       $        -     $   74,932     $  505,682       $   37,431
  Common stock funds                   2,075,496          746,736          299,962              -              -                -
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                      2,075,496          746,736          299,962           74,932      505,682           37,431

Receivables:
 Participants' contribution               27,281                -                -            2,764        6,594              650
 Employer's contribution                 155,730                -                -           12,289       28,943            2,397

Total receivables                        183,011                -                -           15,053       35,537            3,047
Assets available for benefits        $ 2,258,507       $  746,736       $  299,962     $     89,985   $  541,219       $   40,478
==================================================================================================================================

                                         FIDELITY       FIDELITY           FIDELITY        FIDELITY
                                         FREEDOM         FREEDOM           FREEDOM         FREEDOM
                                        2000 FUND      2010 FUND          2020 FUND       2030 FUND     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $  123,537        $ 162,679        $   25,289     $     33,794  $44,209,544
  Common stock funds                          -                -                 -                -    3,122,194
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                       123,537          162,679            25,289           33,794   47,331,738

Receivables:
 Participants' contribution               2,173            2,096             1,639            1,993      280,385
 Employer's contribution                  4,357            8,631             6,684            9,993    1,441,534

Total receivables                         6,530           10,727             8,323           11,986    1,721,919
Assets available for benefits        $  130,067         $173,406           $33,612          $45,780  $49,053,657
==================================================================================================================================


See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1997



                                                                                                                        FIDELITY
                                      FIDELITY         FIDELITY         FIDELITY        FIDELITY        FIDELITY       RETIREMENT
                                      MAGELIAN          EQUITY-        INTERMEDIATE        OTC           ASSET        MONEY MARKET
                                        FUND          INCOME FUND       BOND FUND       PORTFOLIO     MANAGER FUND      PORTFOLIO
 -----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $16,311,626       $8,348,672       $2,403,257     $1,437,923       $907,900       $5,722,710
  Common stock funds                           -                -                -              -              -                -
----------------------------------------------------------------------------------------------------------------------------------
Total investments                     16,311,626        8,348,672        2,403,257      1,437,923        907,900        5,722,710

Receivables:
 Participants' contribution              101,363           65,220           18,712         25,770         17,005           38,783
 Employer's contribution                 493,868          258,329           93,017         89,527         60,906          413,201
Total receivables                        595,231          323,549          111,729        115,297         77,911          451,984
Assets available for benefits        $16,906,857       $8,672,221       $2,514,986     $1,553,220       $985,811       $6,174,694
==================================================================================================================================

                                                                                                        FIDELITY
                                      AMERISOURCE        IKON           UNISOURCE        FIDELITY     SPARTAN U.S.
                                      CORPORATION     CORPORATION      CORPORATION       OVERSEAS     EQUITY INDEX
                                      STOCK FUND      STOCK FUND       STOCK FUND          FUND           FUND
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $         -       $        -       $        -     $   24,545       $101,243
  Common stock funds                   2,953,537        2,949,720          727,914              -              -
----------------------------------------------------------------------------------------------------------------------------------
Total investments                      2,953,537        2,949,720          727,914         24,545        101,243

Receivables:
 Participants' contribution               41,116                -                -          1,879          3,352
 Employer's contribution                 137,750                -                -          5,420         10,683
Total receivables                        178,866                -                -          7,299         14,035
Assets available for benefits        $ 3,132,403       $2,949,720       $  727,914     $   31,844       $115,278
==================================================================================================================================

                                     FIDELITY        FIDELITY            FIDELITY        FIDELITY        FIDELITY
                                      FREEDOM        FREEDOM             FREEDOM         FREEDOM         FREEDOM
                                    INCOME FUND     2000 FUND           2010 FUND       2020 FUND       2030 FUND       TOTAL
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
 At fair value:
  Shares of registered
   investment companies              $     1,541       $2,052           $    1,539     $    1,183       $  2,072   $35,266,263
  Common stock funds                           -            -                    -              -              -     6,631,171
----------------------------------------------------------------------------------------------------------------------------------
Total investments                          1,541        2,052                1,539          1,183          2,072    41,897,434

Receivables:
 Participants' contribution                  299          292                  488            319          1,035       315,633
 Employer's contribution                     727          605                  570          2,842          3,405     1,570,850
Total receivables                          1,026          897                1,058          3,161          4,440     1,886,483
Assets available for benefits        $     2,567       $2,949           $    2,597     $    4,344       $  6,512   $43,783,917
==================================================================================================================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1998

                                                                                         FIDELITY
                                                                             FIDELITY   RETIREMENT
                             FIDELITY    FIDELITY      FIDELITY   FIDELITY     ASSET      MONEY    AMERISOURCE      IKON
                             MAGELLAN    EQUITY-     INTERMEDIATE   OTC       MANAGER    MARKET    CORPORATION   CORPORATION
                              FUND      INCOME FUND   BOND FUND   PORTFOLIO    FUND     PORTFOLIO   STOCK FUND   STOCK FUND
                             ------------------------------------------------------------------------------------------------
Additions:
Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                $ 4,330,245 $  468,158 $   22,340 $  480,188 $  (43,265)  $      -  $   268,738    $(1,900,230)
 Interest and dividends        1,030,695    523,004    159,378    115,232    193,508    348,373        3,747              -
                             ------------------------------------------------------------------------------------------------
                               5,360,940    991,162    181,718    595,420    150,243    348,373      272,485     (1,900,230)

 Contributions:
  Participants                 1,158,658    720,772    220,400    274,516   173,343     427,692      369,622              -
  Employer                       501,508    262,346     98,444    101,809    62,355     186,057      155,726              -
                             ------------------------------------------------------------------------------------------------
                               1,660,166    983,118    318,844    376,325   235,698     613,749      525,348              -
                             ------------------------------------------------------------------------------------------------
Total additions
  (deductions)                 7,021,106  1,974,280    500,562    971,745   385,941     962,122      797,833     (1,900,230)

Deductions:
 Benefits paid
 to participants               1,830,351  1,278,340    261,054    313,427    98,629   1,082,274      256,362        217,245
                             ------------------------------------------------------------------------------------------------
Net increase (decrease)
prior to interfund
   transfers                   5,190,755    695,940    239,508    658,318   287,312    (120,152)     541,471     (2,117,475)
Interfund transfers (net)        (72,280)    32,160     89,870     57,089  (137,817)    965,413   (1,415,367)       (85,509)
                             ------------------------------------------------------------------------------------------------
Net increase (decrease)        5,118,475    728,100    329,378    715,407   149,495     845,261     (873,896)    (2,202,984)

Assets available for
   benefits:
 Beginning of year            16,906,857  8,672,221  2,514,986  1,553,220   985,811   6,174,694    3,132,403      2,949,720
                             ------------------------------------------------------------------------------------------------
 End of year                 $22,025,332 $9,400,321 $2,844,364 $2,268,627$1,135,306  $7,019,955  $ 2,258,507    $   746,736
                             ================================================================================================


                                                          FIDELITY
                                UNISOURCE   FIDELITY   SPARTAN U.S.     FIDELITY    FIDELITY  FIDELITY    FIDELITY
                               CORPORATION  OVERSEAS   EQUITY INDEX     FREEDOM     FREEDOM    FREEDOM    FREEDOM
                                STOCK FUND   FUND          FUND       INCOME FUND  2000 FUND  2010 FUND  2020 FUND
                             -------------------------------------------------------------------------------------
Additions:
Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                  $(326,740) $     475    $ 65,418       $   988      $  2,692   $  4,760     $ 1,581
 Interest and dividends                -      1,688       6,521           729         5,547      7,023         994
                             -------------------------------------------------------------------------------------
                                (326,740)     2,163      71,939         1,717         8,239     11,783       2,575
 Contributions:
  Participants                         -     28,343      61,514         5,380        11,057     18,695      14,367
  Employer                             -     12,286      28,942         2,396         4,357      8,631       6,684
                             -------------------------------------------------------------------------------------
                                       -     40,629      90,456         7,776        15,414     27,326      21,051
                             -------------------------------------------------------------------------------------
Total additions
  (deductions)                  (326,740)    42,792     162,395         9,493        23,653     39,109      23,626

Deductions:
 Benefits paid
 to participants                  61,026      2,884      20,375            24             -      1,709      19,794
                             -------------------------------------------------------------------------------------

Net increase (decrease)
 prior to interfund
 transfers                      (387,766)    39,908     142,020         9,469        23,653     37,400       3,832
Interfund transfers (net)        (40,186)    18,233     283,921        28,442       103,465    133,409      25,436
                             -------------------------------------------------------------------------------------
Net increase (decrease)         (427,952)    58,141     425,941        37,911       127,118    170,809      29,268

Assets available for
benefits:
 Beginning of year               727,914     31,844     115,278         2,567         2,949      2,597       4,344
                             -------------------------------------------------------------------------------------
 End of year                   $ 299,962    $89,985    $541,219       $40,478      $130,067   $173,406     $33,612
                             =====================================================================================


                                          FIDELITY
                                          FREEDOM
                                          2030 FUND            TOTAL
                                     ---------------------------------
Additions:
Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                        $     482             $ 3,375,830
 Interest and dividends                  1,261               2,397,700
                                     ---------------------------------
                                         1,743               5,773,530
 Contributions:
  Participants                          31,377               3,515,736
  Employer                               9,993               1,441,534
                                     ---------------------------------
                                        41,370               4,957,270
                                     ---------------------------------
Total additions
  (deductions)
                                        43,113              10,730,800
Deductions:
 Benefits paid
 to participants                        17,566               5,461,060
                                     ---------------------------------

Net increase (decrease)
 prior to interfund
   transfers                            25,547               5,269,740
Interfund transfers (net)               13,721                       -
                                     ---------------------------------
Net increase (decrease)                 39,268               5,269,740

Assets available for
 benefits:
 Beginning of year                       6,512              43,783,917
                                     ---------------------------------
 End of year                           $45,780             $49,053,657
======================================================================

SEE ACCOMPANYING NOTES.

                            AmeriSource Corporation
                            Employee Investment Plan

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                                                                      FIDELITY
                                                                                                     FIDELITY        RETIREMENT
                                 FIDELITY          FIDELITY          FIDELITY        FIDELITY          ASSET           MONEY
                                 MAGELIAN           EQUITY-        INTERMEDIATE         OTC           MANAGER          MARKET
                                   FUND           INCOME FUND        BOND FUND       PORTFOLIO          FUND          PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------
Additions:
 Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                   $ 2,368,409        $ 1,395,721       $   22,159     $    28,223     $   76,487       $        -
 Interest and dividends           1,076,826            458,693          151,852          99,891         79,391          304,666
--------------------------------------------------------------------------------------------------------------------------------
                                  3,445,235          1,854,414          174,011         128,114        155,878          304,666

 Contributions:
  Participants                    1,065,379            705,104          207,072         227,387        174,841          614,904
  Employer                          493,441            258,632           93,017          85,857         61,146          416,755
  Transfer of assets from           199,744            294,232           25,588          67,378        146,586          281,702
   merged plan (Note 5)
--------------------------------------------------------------------------------------------------------------------------------
                                   1,758,564         1,257,968          325,677         380,622        382,573        1,313,361
--------------------------------------------------------------------------------------------------------------------------------
Total additions (deductions)       5,203,799         3,112,382          499,688         508,736        538,451        1,618,027

Deductions:
  Benefits paid to
   participants                    1,338,270           537,280          149,970          90,819        144,277          583,326
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to interfund transfers            3,865,529         2,575,102          349,718         417,917        394,174        1,034,701
Interfund transfers (net)           (698,686)          131,495         (121,542)         24,260        (23,744)         (84,364)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)            3,166,843         2,706,597          228,176         442,177        370,430          950,337

Assets available for benefits:
 Beginning of year                13,740,014         5,965,624        2,286,810       1,111,043        615,381        5,224,357
--------------------------------------------------------------------------------------------------------------------------------
 End of year                     $16,906,857        $8,672,221       $2,514,986     $ 1,553,220       $985,811      $ 6,174,694
================================================================================================================================

                                                                     FIDELITY
                                  AMERISOURCE        IKON            UNISOURCE        FIDELITY      SPARTAN U.S.        FIDELITY
                                  CORPORATION     CORPORATION       CORPORATION       OVERSEAS      EQUITY INDEX         FREEDOM
                                  STOCK FUND      STOCK FUND        STOCK FUND          FUND            FUND           INCOME FUND
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                    $   542,013       $(2,786,397)      $ (331,911)    $    (1,828)      $  2,087      $       (13)
 Interest and dividends                7,383                 -                -           1,184            822               28
-----------------------------------------------------------------------------------------------------------------------------------
                                     549,396        (2,786,397)        (331,911)           (644)         2,909               15

 Contributions:
  Participants                       370,411                 -                -           5,199          9,880            1,201
  Employer                           137,750                 -                -           5,420         10,683              727
  Transfer of assets from            195,624                 -                -               -              -                -
   merged plan (Note 5)
-----------------------------------------------------------------------------------------------------------------------------------
                                     703,785                 -                -          10,619         20,563            1,928
-----------------------------------------------------------------------------------------------------------------------------------
Total additions (deductions)       1,253,181        (2,786,397)        (331,911)          9,975         23,472            1,943

Deductions:
  Benefits paid to
   participants                      197,671           352,374          100,542               -            661                -
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to interfund transfers            1,055,510        (3,138,771)        (432,453)          9,975         22,811            1,943
Interfund transfers (net)            823,536          (107,805)         (62,389)         21,869         92,467              624
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)            1,879,046        (3,246,576)        (494,842)         31,844        115,278            2,567

Assets available for benefits:
 Beginning of year                 1,253,357         6,196,296        1,222,756               -              -                -
-----------------------------------------------------------------------------------------------------------------------------------
 End of year                      $3,132,403       $ 2,949,720       $  727,914         $31,844       $115,278           $2,567
===================================================================================================================================

                                     FIDELITY        FIDELITY         FIDELITY         FIDELITY
                                     FREEDOM         FREEDOM          FREEDOM          FREEDOM
                                    2000 FUND       2010 FUND        2020 FUND           2030         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments                     $      (54)      $       (43)      $      (40)       $ (4,519)   $ 1,310,294
 Interest and dividends                   67                52               40           1,914      2,182,809
-----------------------------------------------------------------------------------------------------------------------------------
                                          13                 9                -          (2,605)     3,493,103

 Contributions:
  Participants                         1,182             1,518              747           3,837      3,388,662
  Employer                               605               570            2,842           3,405      1,570,850
  Transfer of assets from                  -                 -                -               -      1,210,854
   merged plan (Note 5)
-----------------------------------------------------------------------------------------------------------------------------------
                                       1,787             2,088            3,589           7,242      6,170,366
-----------------------------------------------------------------------------------------------------------------------------------
Total additions (deductions)           1,800             2,097            3,589           4,637      9,663,469

Deductions:
  Benefits paid to
   participants                            -                 -                -               -      3,495,190
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to interfund transfers                1,800             2,097            3,589           4,637      6,168,279
Interfund transfers (net)              1,149               500              755           1,875              -
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                2,949             2,597            4,344           6,512      6,168,279

Assets available for benefits:
 Beginning of year                         -                 -                -               -     37,615,638
-----------------------------------------------------------------------------------------------------------------------------------
 End of year                          $2,949            $2,597           $4,344         $ 6,512    $43,783,917
===================================================================================================================================

See accompanying notes.

                            AmeriSource Corporation
                            Employee Investment Plan

                         Notes to Financial Statements

                     Years ended December 31, 1998 and 1997

1. Description of Plan

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of the Company who have at least one year of service and are age twenty-one or older. Effective October 1, 1997, the Plan was amended to allow participation after the later of six months of continuous employment or 1,000 hours of service during twelve consecutive months beginning with the first hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Prior to October 1, 1997, participants could contribute between 2% and 6% of pretax annual compensation, as defined in the Plan. Effective October 1, 1997, the Plan was amended to increase allowable deferral percentage to between 2% and 18% of pretax annual compensation, as defined by the Plan. The Company contributed an amount equal to 60% of the participants' contributions up to 6% to the Plan for 1998 and 1997. Additional amounts may be contributed at the option of the Company's Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions in 5% increments to any of the Plan's fund options. Participants may change their investment options at anytime.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)



1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1998 or 1997. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest 25% per year after two years of credited service in the Company's contribution until they are 100 percent vested after five years of credited service.

Payment of Benefits

On termination of service if the participant's account is less than $5,000 ($3,500 prior to January 1, 1998), a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if their balance is greater than $5,000 ($3,500 prior to January 1, 1998).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)



2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The common stock is valued at the closing value of the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by Fidelity Investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

4. Acquired Company Plan Merger

Effective April 1, 1997, the Gulf Distribution Inc. Employees' Savings Plan was merged into the AmeriSource Corporation Employee Investment Plan. The merger increased Plan assets by approximately $1.2 million.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 16, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)




6. Year 2000 Issue (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by early 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because it is confident that all systems will be year 2000 ready.

                            AmeriSource Corporation
                            Employee Investment Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                    Description of
                                Investment, Including
    Identity of Issue,          Maturity Date, Rate of
 Borrower, Lessor, or         Interest, Par or Maturity                         Current
 Similar Party                          Value                   Cost             Value
-------------------------------------------------------------------------------------------

*Fidelity Investments
 Magellan Fund               177,376 shares                    $14,022,850      $21,430,570

 Equity-Income Fund          163,507 shares                      6,621,060        9,082,813

 Intermediate Bond Fund      265,515 shares                      2,701,817        2,726,839

 OTC Portfolio Fund          49,174 shares                       1,613,317        2,145,492

 Asset Manager Fund          60,920 shares                       1,057,606        1,059,415

 Retirement Money
   Market Portfolio          6,799,541 shares                    6,801,071        6,801,071

 Overseas Fund               2,083 shares                           74,953           74,932

 Spartan U.S. Equity
   Index Fund                11,503 shares                         440,888          505,682

 Freedom Income Fund         3,348 shares                           36,458           37,431

 Freedom 2000 Fund           10,012 shares                         120,900          123,537

 Freedom 2010 Fund           12,232 shares                         158,013          162,679

 Freedom 2020 Fund           1,813 shares                           23,572           25,289

 Freedom 2030 Fund           2,433 shares                           31,404           33,794
                                                         ----------------------------------
                                                                33,703,909       44,209,544


                            AmeriSource Corporation
                            Employee Investment Plan

     Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

                                    Description of
                                Investment, Including
    Identity of Issue,          Maturity Date, Rate of
 Borrower, Lessor, or         Interest, Par or Maturity                        Current
 Similar Party                          Value                   Cost            Value
------------------------------------------------------------------------------------------

*AmeriSource Corporation
 Stock Fund                  31,931 shares of common
                             stock                             $ 1,485,615     $ 2,075,496


IKON Corporation Stock       87,205 shares of common
 Fund                        stock                                 321,873         746,736


Unisource Corporation        41,374 shares of common
 Stock Fund                  stock                                 304,053         299,962
                                                         _________________________________
                                                                 2,111,541       3,122,194
                                                         _________________________________
                                                               $35,815,450     $47,331,738
                                                         =================================


* Indicates party-in-interest to the Plan.

                            AmeriSource Corporation
                            Employee Investment Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                  CURRENT VALUE
                                                                                                   OF ASSET ON
        IDENTITY OF                                  PURCHASE      SELLING         COST OF         TRANSACTION
       PARTY INVOLVED        DESCRIPTION OF ASSET     PRICE         PRICE           ASSET             DATE         NET GAIN
---------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Fidelity Investments         Magellan Fund            $3,568,553    $        -      $3,568,553     $3,568,553     $      -
                                                               -     2,779,854       2,212,259      2,779,854      567,595

                             Equity-Income Fund        2,282,965             -       2,282,965      2,282,965            -
                                                               -     2,016,982       1,492,763      2,016,982      524,219

                             Retirement Money Market
                              Portfolio                3,008,191             -       3,008,191      3,088,191            -
                                                               -     1,929,830       1,929,830      1,929,830            -

AmeriSource Corporation      AmeriSource Corporation Stock
                              Fund                       830,741             -         830,741        830,741            -
                                                               -     1,977,524       1,626,095      1,977,524      351,429

There were no category (i), (ii), or (iv) reportable transactions during 1998. "Lease Rental" and "Expenses Incurred with Transaction" are not applicable.

                                   SIGNATURES
                                   ----------


       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 AMERISOURCE CORPORATION
                                 EMPLOYEE INVESTMENT PLAN
                                 (Name of Plan)


                                 By: /s/ John A. Aberant
                                 ------------------------------
                                         John A. Aberant
                                         Benefits Committee


Dated:  June 29, 1999

                                 Exhibit Index
                                 -------------


Exhibit                                                                   Page
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23                 Consent of Ernst & Young LLP. . . . . . . . . . .       1